FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Company")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change September 23, 2004

Item 3:

News Release

The News Release was disseminated on September 23, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation announces further drilling results from the 2004 Kupol Project exploration and feasibility drilling program. The Kupol Project is a joint venture between Bema and the Government of Chukotka, an autonomous region in northeast Russia. Bema has the option to earn a 75% interest in the Kupol Project from the Government of Chukotka.

Item 5:

Full Description of Material Change

Bema Gold Corporation ("Bema") announces further drilling results from the 2004 Kupol Project exploration and feasibility drilling program.

The highlights of the recent drilling program are: the extension of high grade mineralization in the North Zone 250 metres to the north at depth; the discovery of a new wide, high grade vein in the recently discovered multiple veins in the North Zone; the discovery of a new high grade sub-parallel or offset vein in the South Zone; the discovery of a new high grade ore shoot in the Central Zone; and ongoing detailed drilling in the Big Bend Zone continues to demonstrate strong continuity of the high grade zone.

North Zone

A total of 38 holes totalling 13,800 metres have been completed in the North Zone. Exploration drilling in the North Zone has extended high grade mineralization a further

250 metres to the north at depth (see the following table for Holes 333 and 361). Infill drill hole 267 discovered a new wide high grade vein with an approximate true width of 20 metres with an average grade of 31.3 grams per tonne (g/t) gold and 330.3 g/t silver. In addition, a number of holes (holes 268, 281 and 286 listed below) intersected multiple veins including the new wide vein.

Selected drill results are as follows:

North and North Extension Zone

	FROM	TO	CORE	GOLD	SILVER
			LENGTH
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-267	139.00	169.50	30.50	31.3	330.3
Plus	206.60	211.30	4.70	14.7	88.7
KP04-268	135.60	148.50	12.90	8.5	57.8
Plus	167.00	173.40	6.40	6.4	131.4
Plus	185.25	188.10	2.85	28.1	856.2
KP04-280	115.20	130.40	15.20	30.3	281.5
Plus	231.00	234.00	3.00	10.3	84.7
KP04-281	166.20	169.10	2.90	28.8	454.4
Plus	188.30	202.00	13.70	31.9	322.0
Plus	233.00	243.50	10.50	6.6	41.3
KP04-286	220.30	221.00	0.70	24.8	116.1
Plus	242.40	243.40	1.00	15.8	128.8
Plus	248.50	250.00	1.50	7.7	62.6
Plus	251.40	264.50	13.10	31.3	332.8
Plus	270.70	291.30	20.60	31.7	484.3
Plus	308.80	316.30	7.50	7.0	35.31
KP04-291	232.00	234.70	2.70	20.2	560.4
KP04-322	150.35	180.60	30.25	12.2	119.4
KP04-333	520.50	521.50	1.00	95.3	52.7
KP04-335	229.70	232.30	2.60	61.0	296.3
Plus	235.00	237.00	2.00	13.1	171.4
KP04-361	403.30	406.60	2.70	23.1	96.6
Plus	411.50	420.80	9.30	14.5	242.1

Central Zone

A total of 47 drill holes totalling 7,220 metres have been completed in the Central Zone. The drilling has discovered a new high grade ore shoot that is approximately 150 to 200 metres long and extends to at least 175 metres below surface and remains open at depth. Holes from this ore shoot include holes 299 (71.6 g/t gold and 2,674 g/t silver over 8.5 metres), 296 (63.8 g/t gold and 426.9 g/t silver over 5 metres), 290 (22.2 g/t gold, 89.4 g/t silver over 3.6 metres), 298 (17.29 g/t gold, 143 g/t silver over 16.8 metres) and hole 303 (22 g/t gold and 400.5 g/t silver over 9.9 metres). Hole 300 (17.25 g/t gold and 539 g/t silver over 5.6 metres) was drilled in the previously discovered southern ore shoot in the Central Zone outlined in the last news release (August 12, 2004). This shoot also remains open at depth.

Selected drill results are as follows:

Central Zone

	FROM	TO	CORE	GOLD	SILVER
			LENGTH
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-287	47.20	48.00	0.80	39.7	990.4
Plus	63.25	68.00	4.75	19.0	205.6
KP04-290	127.00	130.60	3.60	22.2	89.4
KP04-296	17.20	22.20	5.00	63.8	426.9
KP04-297	172.85	188.60	15.75	15.9	251.1
KP04-298	79.00	95.80	16.80	17.2	143.1
KP04-299	154.50	163.00	8.50	71.6	2,674.5
KP04-300	204.80	210.40	5.60	17.2	539.3
KP04-303	132.50	142.40	9.90	22.0	400.5
KP04-318	19.70	36.00	16.30	13.2	151.5
KP04-323	68.00	73.20	5.20	11.2	242.4
KP04-354	141.90	145.60	3.70	11.4	340.5
KP04-364	106.10	113.20	7.10	16.4	62.0
Plus	133.6	137.7	4.10	26.0	836.0

South Zone

A total of 39 holes totaling 5,500 metres have been drilled in the South Zone to date in 2004. Hole 338 is considered the most significant of these holes as it contains an average grade of 11.0 g/t gold and 182 g/t silver over 16.1 metres from 45.4 to 61.5 metres. This intersection is approximately 100 metres east of the expected location of the South Zone mineralization and may represent the continuation of the main vein from the Big Bend Zone offset by faulting to the east. If this is the case, then the South Zone and South Zone Extension drilling has not been on the main vein but on a southern continuation of another vein located west of the main structures. Drilling is ongoing.

Selected results are as follows:

South Zone

			CORE
	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-283	25.80	29.00	3.20	18.9	86.4
KP04-288	169.70	170.35	0.65	20.5	222.8
Plus	177.50	180.50	3.00	13.3	368.4
Plus	194.00	197.60	3.60	17.2	198.9
KP04-294	52.70	55.20	2.50	23.2	156.3
KP04-334	51.30	52.60	1.30	22.4	140.2
KP04-338	45.40	61.50	16.10	11.01	181.7
Plus	183.40	188.70	5.30	18.4	167.1

Big Bend Zone

A total of 99 holes (including infill, geotechnical, metallurgical, and detailed drilling) totaling 13,800 metres have been completed in the Big Bend Zone. Significant infill results are set out in the table below and continue to confirm the high grade mineralization previously defined in the Big Bend Zone.

Detailed drilling is underway on a high grade portion of the Big Bend Zone on 5x10 metre centres along 100 metres of strike length and to 25 metres depth, in order to calculate mining dilution and to determine short range high grade continuity of the mineralization. Results to date (see table below) outline the strong grade continuity in the high grade portion of the Big Bend Zone.

In addition, as mentioned in the news release dated August 12, 2004, as part of the dilution and grade continuity exercise, 700 metres of Big Bend and South Zone have been exposed along strike on surface through trenching. Samples have been taken across the vein every 5 metres. Results again indicate strong grade continuity.

Big Bend infill drilling results are as follows:

Big Bend

			CORE
	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-264	194.50	201.00	6.50	25.9	300.7
KP04-266	85.95	97.70	11.75	31.5	324.3
Plus	102.20	109.25	7.05	37.1	105.8
KP04-269	59.35	67.40	8.05	45.7	387.5
KP04-282	90.70	99.90	9.20	72.8	832.0
KP04-285	157.20	162.60	5.40	112.4	1,493.3

KP04-289	295.25	307.00	11.75	30.1	705.9
KP04-317	154.50	159.70	5.20	14.3	101.7
KP04-339	203.25	214.15	10.90	16.3	381.3
KP04-351	144.25	150.20	5.95	114.3	1103.8
KP04-357	243.00	250.45	7.45	31.7	531.8

Big Bend detailed drilling results are as follows:

KP04-272	3.80	12.80	9.00	143.1	1,288.1
KP04-273	13.50	21.05	7.55	184.1	1,231.1
KP04-274	6.70	15.50	8.80	70.5	736.1
KP04-275	10.10	21.20	11.10	120.9	702.6
KP04-276	5.10	15.90	10.80	40.0	402.7
KP04-277	9.80	27.95	18.15	56.0	392.4
KP04-278	0.00	13.78	13.78	36.5	362.6
KP04-304	21.00	27.10	6.10	59.1	655.8
KP04-305	22.50	31.40	8.90	55.4	537.5
Plus	37.00	37.70	0.70	27.1	321.5
KP04-306	16.15	22.00	5.85	94.0	996.7
Plus	23.85	26.40	2.55	27.5	208.3
KP04-307	18.40	36.75	18.35	51.9	552.0
KP04-308	15.50	31.50	16.00	41.8	443.3
KP04-310	10.20	20.30	10.10	85.8	708.2
KP04-311	16.00	30.10	14.10	73.2	697.5
KP04-312	18.70	44.90	26.20	28.7	265.4
KP04-325	6.45	10.85	4.40	39.7	255.9
KP04-326A	11.60	13.00	1.40	76.7	1266.5
Plus	17.00	32.25	15.25	55.7	492.5
KP04-327	4.50	13.55	9.05	68.1	332.5
KP04-328	5.45	16.60	11.15	53.2	348.0
KP04-329	21.70	35.00	13.30	47.5	432.0
KP04-330	30.80	43.90	13.10	31.4	296.4
KP04-331	18.20	24.70	6.50	51.7	348.2
KP04-332	22.90	32.50	9.60	71.1	1048.4
KP04-341	8.00	20.50	12.50	38.1	299.9
KP04-342	5.30	16.30	11.00	63.5	389.3
KP04-343	17.50	25.75	8.25	87.7	323.4
KP04-344	24.20	33.40	9.20	67.6	360.1
KP04-345	14.10	21.00	6.90	72.3	571.1
KP04-346	12.00	28.40	16.40	99.8	978.5
KP04-347	15.50	32.50	17.00	47.2	403.8

Additional Big Bend detailed trenching results are as follows:

	FROM	TO	LENGTH	GOLD	SILVER
Trench #	(metres)	(metres)	(metres)	(g/t)	(g/t)
TP90850.1	0.00	2.08	2.08	10.7	96.7
TP90850.2	0.52	0.91	0.39	6.9	73.80
TP90860	0.00	3.25	3.25	20.01	133.3
TP90870	0.75	3.41	2.66	7.9	47.5
TP90880.1	1.25	2.57	1.32	17.6	77.2
TP90890	1.42	6.61	5.19	49.0	212.7
TP90900	1.43	4.93	3.50	88.9	706.6
TP90910	1.46	4.10	2.64	40.0	535.9
TP90920.1	2.01	4.46	2.45	36.40	284.6
TP90930.1	1.76	6.72	4.96	65.8	558.8
TP90940.1	2.41	7.01	4.60	52.5	486.3
TP91010.2	1.87	7.42	5.55	52.50	454.9
TP91020	0.97	7.37	6.40	64.3	614.0
TP91035	1.02	8.36	7.34	28.40	348.8
TP91040	1.11	8.73	7.62	83.2	403.7
TP91045	0.00	9.63	9.63	68.3	767.3
TP91050	0.50	10.43	9.93	49.8	498.4

Drilling is ongoing at Kupol. The current plan is to complete infill drilling in early October, 2004 and apply all seven drill rigs to exploration for the month of October, focusing on the newly discovered veins in the South, the North and North Extension Zones, and parallel veins. Three rigs will continue exploration drilling through the end of November.

See the news release dated September 23, 2004 for the location of the drill holes drilled to date.

All results released in this news release have been validated by Bema's Quality Control ("QC") program which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration for Bema, is the Qualified Person for the Kupol Project.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice President of Administration, Secretary and General Counsel
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 30th day of September, 2004.